UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Lumen Technologies, Inc. (Formerly CenturyLink, Inc.)
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
550241103
(CUSIP Number)
Jason Norman Lee Managing Director, Legal & Regulatory Temasek International Pte. Ltd. 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 18, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550241103	Page 2 of 8

1	Names of Reporting Persons Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,919,596
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,919,596
11	Aggregate Amount Beneficially Owned By Each Reporting Person 50,919,596
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 4.9%(1)
14	Type of Reporting Person HC

(1)

Based on 1,034,582,843 shares of Common Stock (as defined herein) outstanding as of October 31, 2022, as reported by the Issuer (as defined herein) in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2022.

CUSIP No. 550241103	Page 3 of 8

1	Names of Reporting Persons Tembusu Capital Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,919,596
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,919,596
11	Aggregate Amount Beneficially Owned By Each Reporting Person 50,919,596
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 4.9%(1)
14	Type of Reporting Person HC

(1)	Based on 1,034,582,843 shares of Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on November 3, 2022.

CUSIP No. 550241103	Page 4 of 8

1	Names of Reporting Persons Bartley Investments Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,919,596
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,919,596
11	Aggregate Amount Beneficially Owned By Each Reporting Person 50,919,596
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 4.9%(1)
14	Type of Reporting Person HC

(1)

Based on 1,034,582,843 shares of Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission (as defined herein) on November 3, 2022.

CUSIP No. 550241103	Page 5 of 8

Explanatory Note

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on November 8, 2017, as amended and supplemented by Amendment No. 1 thereto filed on February 7, 2018, Amendment No. 2 thereto filed on March 29, 2018, Amendment No. 3 thereto filed on April 5, 2018, Amendment No. 4 thereto filed on January 18, 2019, Amendment No. 5 thereto filed on January 14, 2022 and Amendment No. 6 thereto filed on November 14, 2022 (together, the “Statement”) relating to the common stock, par value $1.00 per share (the “Common Stock”), of Lumen Technologies, Inc., a Louisiana corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 100 CenturyLink Drive, Monroe, Louisiana 71203.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) As of November 18, 2022 and taking into account the transaction described in Item 5(c) below, 4,467,476 shares of the Common Stock, or approximately 0.4% of the outstanding Common Stock, were owned by Ellington Investments Pte. Ltd. (“Ellington”), and 46,452,120 shares of the Common Stock, or approximately 4.5% of the outstanding Common Stock, were owned by Everitt Investments Pte. Ltd. (“Everitt”). Ellington and Everitt are each wholly owned by Bartley Investments Pte. Ltd. (“Bartley”), which in turn is wholly owned by Tembusu Capital Pte. Ltd. (“Tembusu Capital”), which in turn is wholly owned by Temasek Holdings (Private) Limited (“Temasek Holdings”). Therefore, as of November 18, 2022, each of Bartley, Tembusu Capital and Temasek Holdings may be deemed to beneficially own the 50,919,596 shares of Common Stock, or approximately 4.9% of the outstanding Common Stock, owned in the aggregate by Everitt and Ellington.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding shares of Common Stock.

The percentages of beneficial ownership of the Reporting Persons and their directors and executive officers listed in Schedule A hereto were calculated based on 1,034,582,843 shares of Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on November 3, 2022.

(c) Ellington made the following dispositions of shares of Common Stock since the date of the filing of the last amendment to this Statement:

Date	No. of shares of Common Stock disposed	Price per share
November 14, 2022	2,000,000	$6.35
November 15, 2022	1,463,000	$6.22
November 16, 2022	537,000	$5.85
November 18, 2022	1,162,735	$5.87

CUSIP No. 550241103	Page 6 of 8

Since the date of the filing of the last amendment to this Statement, as a result of the transactions described above, Bartley, Tembusu Capital and Temasek Holdings have disposed of beneficial ownership of an aggregate of 5,162,735 shares of Common Stock.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer since the date of the filing of the last amendment to this Statement.

(d) Not applicable.

(e) As of November 18, 2022, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated March 29, 2018, among Temasek Holdings, Tembusu Capital and Bartley (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 29, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 21, 2022

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Jason Norman Lee
	Name:	Jason Norman Lee
	Title:	Authorised Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Gregory Tan
	Name:	Gregory Tan
	Title:	Director

BARTLEY INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen
	Name:	Poy Weng Chuen
	Title:	Director

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated March 29, 2018, among Temasek Holdings, Tembusu Capital and Bartley (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 29, 2018).